

July 18, 2014

Via E-mail
Stephen G. Schmitz
Chief Executive Officer
American Residential Properties, Inc.
7047 East Greenway Parkway, Suite 350
Scottsdale, AZ 85254

> **Re: American Residential Properties, Inc.   .**
> **Registration Statement on Form S-3**
> **Filed July 2, 2014**
> **File No. 333-197211**

Dear Mr. Schmitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference of Information Filed with the SEC, page 1

1.   Refer to the second full paragraph under this heading. We note that you incorporate by reference additional documents you file between the date of this prospectus and the termination of the offering. Please note that you should *specifically* incorporate by reference any future filings (such as quarterly reports or applicable current reports) made after the date of the registration statement and prior to effectiveness. Please refer to Securities Act Forms – Compliance & Disclosure Interpretations, Question 123.05 for guidance and confirm to us that you plan to amend your registration statement as needed.

Selling Stockholders, page 15

2.   We note your disclosure here and on the cover page that the notes are exchangeable into shares of your common stock "under certain circumstances". Please revise here and elsewhere to more fully discuss the circumstances under which the notes are convertible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Daniel M. LeBey, Esq.
       Hunton & Williams LLP